DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019-6092

TEL 212 259-8000 FAX 212 259-6333

April 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

Re:	ABC Radio Holdings, Inc.

Dear Ms. Anderson:

Reference is made to Comment #1 (“Comment #1”) in your letter dated March 1, 2007, wherein the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) made comments to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-139577) (the “Registration Statement”) filed by Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”), with the Commission on February 14, 2007 and our letter dated March 27, 2007 addressing Comment #1, as well as our subsequent telephone conversations relating thereto. The Registration Statement relates to, among other things, the merger (the “Merger”) of ABC Radio Holdings, Inc., (“ABC Radio”) a Delaware corporation and wholly-owned subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel. We are counsel to Disney and ABC Radio. Comment #1 relates to the filing of a registration statement by ABC Radio to register the shares of ABC Radio common stock to be distributed to a third-party exchange agent to be held for the benefit of Disney’s stockholders in the spin-off that will take place immediately prior to the Merger.

Although we respectfully disagree with Comment #1, in order to expedite the review process, as discussed with you in our previous telephone conversations, ABC Radio encloses with this letter a draft registration statement on Form 10 (the “Form 10”) to register under the Securities Exchange Act of 1934, as amended, the shares of ABC Radio common stock to be distributed to a third-party exchange agent to be held for the benefit of Disney’s stockholders in the spin-off that will take place immediately prior to the Merger. As you will see, and as discussed by telephone with Ms. Grant, we have exhibited certain documents directly to the Form 10 to avoid incorporation by reference through the information statement/prospectus that forms a part of the Registration Statement (the “Information Statement/Prospectus”). These

NEW YORK    WASHINGTON, D.C.    LOS ANGELES    EAST PALO ALTO    HOUSTON    AUSTIN

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DEWEY BALLANTINE LLP

Securities and Exchange Commission

April 23, 2007

documents are: (1) the Registration Statement, of which the Information Statement/Prospectus constitutes a part, (2) the Annual Report on Form 10-K filed with the Commission by Citadel on March 16, 2007 and (3) the proxy statement on Schedule 14A filed with the Commission by Citadel on April 19, 2007. These documents have not been filed with this response letter, but will be exhibited to, and filed with, the Form 10 when it is filed. As we have discussed with you, we separately will be seeking relief from the Staff with respect to ongoing reporting requirements which may apply to ABC Radio following effectiveness of the Form 10.

We hope the draft Form 10 is responsive to the Staff’s comments and appreciate your willingness to review the draft Form 10 on a supplemental basis. We look forward to working with you to finalize the draft Form 10 and all other Staff comments in connection with the Merger. Once you have had a chance to review the Form 10, please feel free to call me at your earliest convenience at (212) 259-7606 to discuss any questions or comments that might remain. Thank you for your prompt attention to this matter.

Sincerely,

/s/ M. Adel Aslani-Far
M. Adel Aslani-Far

Enclosure

cc:

Alan N. Braverman, Esq., The Walt Disney Company

Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation

Morton A. Pierce, Esq., Dewey Ballantine LLP

Andrew E. Nagel, Esq., Kirkland & Ellis LLP

Laura B. Mutterperl, Esq., Kirkland & Ellis LLP

As filed with the Securities and Exchange Commission on April [    ], 2007

File No. 001-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ABC RADIO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-3331750
(State or other jurisdiction of Incorporation)	(IRS Employer Identification No.)

c/o The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[Name]

[Title]

c/o The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Morton A. Pierce M. Adel Aslani-Far DEWEY BALLANTINE LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000	Alan N. Braverman THE WALT DISNEY COMPANY 500 South Buena Vista Street Burbank, California 91521 (818) 560-1000	Stephen Fraidin Andrew E. Nagel KIRKLAND & ELLIS LLP Citigroup Center 153 East 53rd Street New York, New York 10022-4611 (212) 446-4800

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of Class)

ABC RADIO HOLDINGS, INC.

INFORMATION INCLUDED IN THE INFORMATION STATEMENT/PROSPECTUS

AND INCORPORATED BY REFERENCE INTO FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of (a) the information statement/prospectus, referred to herein as the information statement/prospectus, constituting part of Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed herewith as Exhibit 99.1 and referred to herein as the registration statement, (b) the Annual Report on Form 10-K of Citadel Broadcasting Corporation filed herewith as Exhibit 99.2 and referred to herein as the Form 10-K and (c) the Proxy Statement on Schedule 14A of Citadel Broadcasting Corporation filed herewith as Exhibit 99.3 and referred to herein as the proxy statement. None of the information contained in the information statement/prospectus, registration statement, Form 10-K or proxy statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.	Business.

The information required by this item is contained under the sections “Risk Factors,” “Information on Citadel,” “Information on the ABC Radio Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” of the information statement/prospectus, and Item 1 of the Form 10-K. Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained under the section “Risk Factors” of the information statement/prospectus and Item 1A of the Form 10-K. Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained under the sections “Selected Historical and Pro Forma Financial Data—Selected Historical Combined Financial Data of the ABC Radio Business,” “Selected Historical and Pro Forma Financial Data—Selected Historical Consolidated Financial Data of Citadel” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” of the information statement/prospectus, and Items 7 and 7A of the Form 10-K. Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained under the section “Information on the ABC Radio Business—Properties” of the information statement/prospectus and Item 2 of the Form 10-K. Those sections are incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the sections “Information on Securities and Ownership of Securities—Citadel—Ownership of Citadel’s Common Stock,” “Information on Securities and Ownership of Securities—ABC Radio Holdings—Ownership of ABC Radio Holdings Common Stock” and “The Transactions” of the information statement/prospectus. Those sections are incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained under the section “Information on Citadel—Directors and Officers of Citadel Before and After the Merger” of the information statement/prospectus. That section is incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained under the section “Compensation of Directors and Executive Officers” of the proxy statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business—Transactions with Disney,” “The Transactions—Interests of Certain Persons in the Merger,” “Written Consents of the Principal Citadel Stockholders” and “Additional Agreements” of the information statement/prospectus, and the section “Certain Relationships and Related Transactions” and the second paragraph under the section “Corporate Governance” of the proxy statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the sections “Risk Factors,” “Information on the ABC Radio Business—Legal Proceedings” and “Financing of the Spin-Off and the Merger—Existing Citadel Debt” of the information statement/prospectus, and Item 3 of the Form 10-K. Those sections are incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections “Risk Factors,” “Selected Historical and Pro Forma Financial Data—ABC Radio Holdings Common Stock Market Price,” “Selected Historical and Pro Forma Financial Data—Citadel Common Stock Market Price” and “Selected Historical and Pro Forma Financial Data—Citadel Dividend Policy” of the information statement/prospectus, and Item 5 (not including the section thereunder entitled “Purchases of Equity Securities”) of the Form 10-K. Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

None.

Item 11.	Description of Registrant’s Securities to Be Registered.

The information required by this item is contained under the section “Information on Securities and Ownership of Securities” of the information statement/prospectus. This section is incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained under the section “Indemnification of Directors and Officers” of Part II of the registration statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the heading “Index to Financial Statements of the ABC Radio Group” (and the statements referenced thereon) beginning on page F–1 of the information statement/prospectus and Item 8 of the Form 10-K. Those sections are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the heading “Index to Financial Statements of the ABC Radio Group” (and the statements referenced thereon) beginning on page F–1 of the information statement/prospectus and Item 8 of the Form 10-K. Those sections are incorporated herein by reference.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of February 6, 2006, by and among The Walt Disney Company, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., Citadel Broadcasting Corporation and Alphabet Acquisition Corp. (included as Annex A to the information statement/prospectus and incorporated herein by reference). Pursuant to Item 601(b)(2) of Regulation S–K, the schedules to the Agreement and Plan of Merger (as it may be amended from time to time) have not been filed with this exhibit. The schedules contain various items relating to the assets of the business being acquired and the representations and warranties made by the parties to the Agreement and Plan of Merger. The Registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated November 19, 2006, by and among The Walt Disney Company, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., Citadel Broadcasting Corporation and Alphabet Acquisition Corp. (included as Annex A–I to the information statement/prospectus and incorporated herein by reference).

2.3	List of schedules to the Agreement and Plan of Merger (as it may be amended from time to time) (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on April 5, 2007).

2.4	Separation Agreement, dated as of February 6, 2006, by and between The Walt Disney Company and ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc. (included as Annex B to the information statement/prospectus and incorporated herein by reference). Pursuant to Item 601(b)(2) of Regulation S–K, the schedules to the Separation Agreement (as it may be amended from time to time) have not been filed with this exhibit. The schedules contain various items relating to the assets of the business being acquired and the representations and warranties made by the parties to the Separation Agreement. The Registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.

2.5	Amendment No. 1 to the Separation Agreement, dated November 19, 2006, by and between The Walt Disney Company and ABC Radio Holdings, Inc. f/k/a ABC Chicago FM Radio, Inc. (included as Annex B–I to the information statement/prospectus and incorporated herein by reference).

2.6	List of schedules to the Separation Agreement (as it may be amended from time to time) (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on April 5, 2007).

10.1	Support Agreement, dated as of February 6, 2006, by and among Citadel Broadcasting Corporation, The Walt Disney Company, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., and the Principal Stockholders listed therein (incorporated herein by reference to Exhibit 10.1 to The Walt Disney Company’s current report on Form 8–K filed with the Securities and Exchange Commission on February 10, 2006).

10.2	Form of Tax Sharing and Indemnification Agreement to be entered into by and among Citadel Broadcasting Corporation, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc. and The Walt Disney Company (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on December 21, 2006).

10.3	ABC Radio Holdings Commitment Letter, dated November 17, 2006, by and among ABC Radio Holdings, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on December 21, 2006).

10.4	Citadel Commitment Letter, dated December 20, 2006, by and among Citadel Broadcasting Corporation, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on December 21, 2006).

10.5	Form of Production/Distribution Agreement to be entered into between American Broadcasting Companies, Inc. and Citadel Broadcasting Corporation or one of its subsidiaries (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation filed with the Securities and Exchange Commission on February 14, 2007).

21.1	Subsidiaries of ABC Radio Holdings, Inc.

99.1	Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-139577) of Citadel Broadcasting Corporation, of which the information statement/prospectus forms a part, which is expected to be filed with the Securities and Exchange Commission on or about April 24, 2007.

99.2	Annual Report on Form 10-K of Citadel Broadcasting Corporation, filed with the Securities and Exchange Commission on March 16, 2007.

99.3	Proxy Statement on Schedule 14A of Citadel Broadcasting Corporation, filed with the Securities and Exchange Commission on April 19, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABC RADIO HOLDINGS, INC.

By:	/s/	[•]
Name:		[•]
Title:		[•]

Dated: April [    ], 2007

Exhibit 21.1

Chicago FM Radio Assets, LLC

Radio License Holding V, LLC